J.P. Morgan Cushing® 30 MLP Index ETNs

OVERVIEW

The J.P. Morgan Cushing® 30 MLP Index ETNs (the “ETNs”) are exchange-traded notes that offer investors exposure to the performance of the Cushing® 30 MLP Index (the “Index”). The Index tracks 30 U.S.-based companies that are engaged in, or that hold an entity that is engaged in, the midstream activities of transportation, storage, processing or production of energy commodities. The Index components are equally weighted in connection with each quarterly rebalance of the Index. The ETNs may pay a variable quarterly coupon that is based on the cash distributions of the Index components, less accrued investor fees1, and provide one-for-one exposure to the performance of the VWAP level of the Index, less accrued investor fees in certain circumstances.2 The investor fee accrues on a daily basis at a rate of 0.95% per annum. The ETN coupons are reported as ordinary income on Form 1099. The ETNs are listed for trading on NYSE Arca under the ticker “PPLN”. The ETNs offer a weekly repurchase right to investors3 and are callable, in whole or in part, on or after December 15, 2017 by the issuer in its sole discretion. The ETNs are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC (the “Issuer”) and are fully and unconditionally guaranteed by JPMorgan Chase & Co.

ETN Details
Ticker	PPLN
Index	Cushing® 30 MLP Index (MLPX)
Current Yield	6.75%[4]
Market Capitalization	$5,820,000[5]
Investor Fee	0.95% per annum
Maturity Date	June 15, 2037
CUSIP	48129G703

Public Information
Trading Price of the Notes	PPLN
Intraday Intrinsic Note Value[6]	PPLNIV
Daily Closing Intrinsic Note Value[7]	PPLNVWAP
Interim Coupon or Shortfall Amount[8]	PPLNEU

For more information related to the Bloomberg websites for each ticker above, please see “Bloomberg ticker symbols” on page PS-7 of the relevant pricing supplement. The information on the Bloomberg websites will be subject to at least a 15 minute delay and may be subject to further postponement.

Historical Performance of The Cushing® 30 MLP Index

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The above graph sets forth the historical price return performance of the Index based on the daily historical closing levels of the Index from January 3, 2012 through November 3, 2017. The payment at maturity or upon early repurchase or redemption is linked to the VWAP levels of the Index, not to the closing levels of the Index. The historical closing levels of the Index above do not include any distributions paid by the index components or reflect the investor fee, which will reduce the return on your ETNs.

Index Returns (%)	3 Month Return %	1 Year Return %	3 Year Return %	5 Year Return % Annualized	10 Year Return % Annualized
Cushing® 30 MLP Index	-7.97%	0.63%	-16.03%	-3.93%	1.41%

Sources: Bloomberg, JPMorgan. As of November 3, 2017. The returns are provided for informational purposes only. The returns are price returns which reflect the performance of the Index. Historical performance of the Index is not indicative of future performance of the Index or the ETNs. There is no guarantee that the Index or the ETNs will outperform any investment strategy.

Hypothetical Back-Tested and Actual Coupon Amounts and Annualized Yields 9 (See Back)

The returns and actual coupons on the ETN may be significantly less than the hypothetical back-tested coupon metrics displayed above. The hypothetical back-tested Coupon Amounts and annualized yields were calculated retroactively and have inherent limitations and have not been verified by an independent third party. The only actual coupon on this ETN was declared on October 19, 2017 (denoted in orange above.)

Please refer to the relevant pricing supplement for capitalized terms used in this document without definition.

1. The "Accrued Investor Fee" for a given coupon period, as more fully described in the relevant pricing supplement, represents an amount equal to the investor fee of 0.95% per annum multiplied by (i) the principal amount of $20 per ETN, (ii) the VWAP performance of the Index through the Index Business Day prior to the date of determination and (iii) a fraction, the numerator of which is the number of days in the coupon accrual period and the denominator of which is 365.

2. The VWAP level of the Index reflects the volume-weighted average prices of the Index components.

3. Investors may request on a weekly basis that the Issuer repurchase a minimum of 50,000 ETNs prior to the maturity date, subject to the procedures described in the relevant pricing supplement. Early repurchases will be subject to a repurchase fee of 0.125%, as further described in the relevant pricing supplement.

4. The current yield equals the most recent coupon, with a coupon ex-date on or before November 3, 2017 , annualized and divided by the Closing Intrinsic Note Value on November 3, 2017 and rounded to two decimal places for ease of presentation. The coupons are based on the cash distributions, if any, paid on the underlying MLPs, less the Accrued Investor Fee. The coupons are variable and may be zero.

5. The market capitalization equals the closing price of the ETNs on November 3, 2017 multiplied by the number of ETNs issued and outstanding as of November 3, 2017, excluding any ETNs held by the Issuer or one of its affiliates.

6. The Intraday Intrinsic Note Value at any time on any date of determination reflects the principal amount of $20 per ETN, as adjusted by the cumulative performance of the Index (calculated using the level of the Index at that time rather than the VWAP level of the Index) from the Initial VWAP Level, plus the Stub Coupon Amount on that date, less any Investor Fee Shortfall with respect to that Stub Coupon Amount. In addition, if the Coupon Ex-Date with respect to the Coupon Amount as of the immediately preceding Coupon Valuation Date has not yet occurred, the Intraday Intrinsic Note Value will also include any Unpaid Coupon Amount. Because the calculation of the Intraday Intrinsic Note Value is updated every 15 seconds on Bloomberg, the level of the Index (which is updated every 15 seconds on Bloomberg) is used instead of the VWAP level of the Index (which is calculated only once each day).

7. The Daily Closing Intrinsic Note Value on any date of determination reflects the principal amount of $20 per ETN, as adjusted by the cumulative performance of the Index (calculated using the VWAP level of the Index on that date) from the Initial VWAP Level, plus the Stub Coupon Amount on that date, less any Investor Fee Shortfall with respect to that Stub Coupon Amount. In addition, if the Coupon Ex-Date with respect to the Coupon Amount as of the immediately preceding Coupon Valuation Date has not yet occurred, the Daily Closing Intrinsic Note Value will also include any Unpaid Coupon Amount. The payment at maturity or upon early repurchase or redemption of the ETNs will be determined based on the Closing Intrinsic Note Value calculated using the average VWAP Level over a five-day Measurement Period instead of the VWAP level of the Index on a single date.

8. The Interim Coupon or Shortfall Amount on any day represents the adjustment made in the calculation of the Closing Intrinsic Note Value as of that day to reflect the Stub Coupon Amount, any Investor Fee Shortfall with respect to the Stub Coupon Amount and any Unpaid Coupon Amount. The Interim Coupon or Shortfall Amount will be negative if the cash distributions on the Index Components over the relevant period are insufficient to offset the Accrued Investor Fee.

November 3, 2017

The Index

The Index components are selected by Cushing® Asset Management, LP (“Cushing”), according to a proprietary valuation model that evaluates various financial criteria to rank potential companies for inclusion in the Index. The Index is reported on a real-time basis under the Bloomberg ticker “MLPX.”

Index Components (as of November 3, 2017)
Name	Ticker
NGL Energy Partners LP	NGL
Dominion Energy Midstream Partners LP	DM
Alliance Resource Partners LP	ARLP
Noble Midstream Partners LP	NBLX
Phillips 66 Partners LP	PSXP
DCP Midstream LP	DCP
Alliance Holdings GP LP	AHGP
Energy Transfer Equity LP	ETE
Valero Energy Partners LP	VLP
MPLX LP	MPLX
Boardwalk Pipeline Partners LP	BWP
Spectra Energy Partners LP	SEP
Sunoco LP	SUN
Rice Midstream Partners LP	RMP
EQT Midstream Partners LP	EQM
Cone Midstream Partners LP	CNNX
Summit Midstream Partners LP	SMLP
Buckeye Partners LP	BPL
Enterprise Products Partners LP	EPD
Magellan Midstream Partners LP	MMP
Shell Midstream Partners LP	SHLX
EnLink Midstream Partners LP	ENLK
Energy Transfer Partners LP	ETP
Tallgrass Energy Partners LP	TEP
Andeavor Logistics LP	ANDX
Western Gas Partners LP	WES
Antero Midstream Partners LP	AM
Tallgrass Energy GP LP	TEGP
EnLink Midstream LLC	ENLC
NuStar Energy LP	NS

Footnotes Continued

9. The annualized yield is calculated by (a) multiplying the relevant Coupon Amount by the ratio of 365 to the number of days in the relevant Coupon Accrual Period and (b) dividing by the Closing Intrinsic Note Value as of the relevant Coupon Valuation Date. The annualized yield is calculated based on a single quarterly Coupon Amount and does not represent the annualized yield for any annual period. The Closing Intrinsic Note Values used in the calculations of the Coupon Amounts were calculated using the closing levels of the Index instead of the VWAP levels of the Index.

Contact Details

Telephone:	800-576-3529
Website:	www.jpmorganetns.com
Email:	jpmorgan_etns@jpmorgan.com

MLP Overview

What are MLPs? Master Limited Partnerships (“MLPs”) are limited partnerships that are publicly traded on a U.S. securities exchange. The majority of MLPs currently operate in the energy infrastructure industry, owning assets such as pipelines that transport crude oil, natural gas and other refined petroleum products. MLPs typically generate fee-based revenues, which tend not to be directly tied to changes in commodity prices. The Index may not be representative of the entire energy infrastructure industry or mid-stream energy infrastructure industry.

Features of the ETNs

Exposure to a portfolio of energy MLPs through a single investment. Potential income via variable quarterly coupons linked to the cash distributions, if any, paid on the MLPs in the Index, less accrued investor fees.

No K-1 forms will be received by investors in the ETNs. Any coupons are reported as ordinary income on Form 1099. The ETNs do not provide leveraged exposure to the MLPs.

What are the main risks in the ETNs?

The ETNs may result in a loss of some or all of your investment.

The coupon payments on the ETNs will be variable and may be zero.

The ETNs are exposed to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co.

The Accrued Investor Fee reduces the potential coupons and/or the payment at maturity or upon early repurchase or redemption.

The Issuer may elect to redeem your ETNs before maturity and force an early exit from your investment.

The ETNs may not have an active trading market and may not continue to be listed over their term.

The payment at maturity or upon early repurchase or redemption of the ETNs will be based on the VWAP level of the Index and not on the closing level of the Index. The VWAP level of the Index will most likely differ from the closing level of the Index or the Intraday Intrinsic Note Value or any trading price in the secondary market.

The trading price of the ETNs may differ significantly from the Closing

Intrinsic Note Value and Intraday Intrinsic Note Value.

The liquidity of the market for the ETNs may vary materially over time, including as a result of any decision of the Issuer to issue, stop issuing or resume issuing additional ETNs.

The Issuer's obligation to repurchase the ETNs is on a weekly basis, and is subject to substantial minimum size restrictions and to a repurchase fee of 0.125%.

You will not know how much you will receive upon early repurchase at the time that you elect we repurchase your ETNs.

As a finance subsidiary, the Issuer has no independent operations and limited assets.

Hypothetical back-tested coupon amounts and annualized yields do not represent actual coupon amounts or annualized yields and have inherent limitations.

The tax consequences of an investment in the ETNs are unclear.

The index components are concentrated in the energy industry. Some of the MLPs underlying the Index may be smaller, non- diversified businesses that are exposed to risk associated with such businesses.

The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section of the relevant product supplement and the "Selected Risk Considerations" in the relevant pricing supplement.

Disclaimer

SEC Legend: JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC have filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to any offerings to which these materials relate that JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC have filed with the SEC for more complete information about JPMorgan Chase & Co., JPMorgan Chase Financial Company LLC and any offering to which these materials relate. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., JPMorgan Chase Financial Company LLC or any agent or any dealer participating in the any offerings to which these materials relate will arrange to send you the prospectus and prospectus supplement, as well as any product supplement and pricing supplement, if you so request by calling toll-free 866-535-9248.

Free Writing Prospectus Related to Registration Statement 333-209682 and 333-209682-01.

You should read the most recent pricing supplement related to the ETNs before you make your investment. You may access this pricing supplement as follows:

https://www.sec.gov/Archives/edgar/data/19617/000095010317005764/dp77365_424b2-cushingetn.htm

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and CDs linked to the Index may not be suitable for all investors.

This material is not a product of JPMorgan Research Departments.

Copyright 2017 JPMorgan Chase Financial Company LLC

November 3, 2017